MORGAN STANLEY & CO. LLC

CITIGROUP GLOBAL MARKETS INC.

c/o	Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

c/o	Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

March 21, 2012

Re:	BATS Global Markets, Inc.
Registration Statement on Form S-1
Registration File No. 333-174166

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Mr. Tom Kluck

Dear Mr. Kluck:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 11,230 copies of the Preliminary Prospectus dated March 12, 2012, were distributed during the period March 12, 2012 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of BATS Global Markets, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on March 22, 2011, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. LLC CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the
several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Kenneth Pott
Kenneth Pott Managing Director

By:	Citigroup Global Markets Inc.

By:	/s/ Simon Hewett
Simon Hewett Managing Director

Signature page to Underwriter Acceleration Request